Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

2108 St. George Avenue

Saskatoon, Saskatchewan S7M 0K7

Item 2	Date of Material Change

March 28, March 29, 2023 and March 31, 2023

Item 3	News Release

News releases were filed on March 28, 2023, March 29, 2023 and March 31, 2023 and were disseminated through public media and filed on SEDAR with applicable securities commissions.

Item 4	Summary of Material Change

On March 31, 2023, the Company announced:

(a)	it has completed its previously announced underwritten public offering in the United States of 8,000,000 common shares at a price of US$1.00 per share; and

(b)	in connection with the above-noted offering of common shares and on March 29, 2023, the Company filed a prospectus supplement to the Company’s short form base shelf prospectus dated July 14, 2021 in each of the provinces of British Columbia, Ontario and Saskatchewan.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On March 31, 2023, the Company announced it has completed its previously announced firm commitment underwritten public offering with gross proceeds to the Company of US$8.0 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The offering consisted of 8,000,000 common shares at a price to the public of US$1.00 per share. The Company intends to use the net proceeds from this offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core products, potential acquisitions and research and development.

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

The Offering was made pursuant to an effective shelf registration statement on Form F-10 (No. 333-258074) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on July 29, 2021. A final prospectus supplement and accompanying prospectus  describing the terms of the proposed offering was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov.

There was no offering of common shares by the underwriter in Canada.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer & Corporate Secretary

Tel: 1.800.979.9794

Item 9	Date of Report

April 6, 2023

Forward-Looking Statements

Certain statements contained in this material change report may constitute “forward-looking statements” or “forward looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this material change report, such forward-looking statements include statements regarding the anticipated use of proceeds from the offering. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward looking statements included in this material change report. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.